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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Dice Holdings, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
253017107
(CUSIP Number)
Peter Ezersky QCP GP Investors II LLC 375 Park Avenue New York, New York 10152 (212) 418-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253017107
1.	Names of Reporting Persons. QCP GP Investors II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,763,360
	8.	Shared Voting Power
	9.	Sole Dispositive Power 12,763,360
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,763,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle GP Investors II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,763,360
	8.	Shared Voting Power
	9.	Sole Dispositive Power 12,763,360
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,763,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Capital Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 11,103,652
	8.	Shared Voting Power
	9.	Sole Dispositive Power 11,103,652
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,103,652
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 16.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Select Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 297,041
	8.	Shared Voting Power
	9.	Sole Dispositive Power 297,041
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Capital Partners II-A LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,323,042
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,323,042
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,323,042
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

This Amendment No. 3 to Schedule 13D relates to the Schedule 13D filed by QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 29, 2008 and amended on March 18, 2008 and December 20, 2010 (as amended, the “Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Shares”), of Dice Holdings, Inc. (the “Issuer”).  Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2(a) is hereby amended and restated in its entirety:

This Schedule 13D is filed jointly by: (i) QCP GP Investors II LLC; (ii) Quadrangle GP Investors II LP; (iii) Quadrangle Capital Partners II LP; (iv) Quadrangle Select Partners II LP; and (v) Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing member of QCP GP Investors II LLC is Quadrangle Holdings LLC, a Delaware limited liability company, and the managing members of Quadrangle Holdings LLC are Peter Ezersky and Michael Huber (collectively, the “Managing Members”).

The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Quadrangle Entities. Each of the three members of the investment committee of QCP GP Investors II LLC, Peter Ezersky, Michael Huber and Steven Felsher, disclaims ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates.

Item 2(f) is hereby amended and restated in its entirety:

Each of the Reporting Persons is organized under the laws of the State of Delaware.  Each of the Managing Members is a citizen of the United States.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Please see Item 6, which is incorporated herein by reference.

On February 15, 2011, Jefferies & Company, Inc. executed a waiver of the lock-up agreements entered into by the Reporting Persons in connection with a public offering of the Shares consummated on December 15, 2010.  On February 16, 2011, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with certain selling stockholders (including Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP) and Jefferies & Company, Inc., acting on behalf of itself and as the representative of the underwriters listed in Schedule B thereto.  Pursuant to the Underwriting Agreement, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP sold 3,096,449, 82,834 and 368,955 Shares, respectively, to the underwriters.

In accordance with the Underwriting Agreement, Quadrangle GP Investors II LP and each of the QCP II Funds entered into a Lock-Up Agreement with the Representatives pursuant to which each agreed that, for a period of 75 days after February 15, 2011, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for any Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Shares, whether any of these transactions are to be settled by delivery of Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc.  Certain transfers are permitted pursuant to customary exceptions.  Each Lock-Up Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.  Jefferies & Company, Inc., may, in its sole discretion and at any time or from time to time before the termination of the 75-day period, without notice, release all or any portion of the securities subject to such lock-up agreements.

The Shares to which this statement relates were acquired by the Reporting Persons for general investment purposes.  The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, (i) Quadrangle GP Investors II LP holds 39,625 Shares, or less than 0.1% of the outstanding Shares; (ii) Quadrangle Capital Partners II LP holds 11,103,652 Shares, or approximately 16.8% of the outstanding Shares; (iii) Quadrangle Select Partners II LP holds 297,041 Shares, or approximately 0.5% of the outstanding Common Stock; and (iv) Quadrangle Capital Partners II-A LP holds 1,323,042 Shares, or approximately 2.0% of the outstanding Shares.

Each of QCP GP Investors II LLC (as the general partner of Quadrangle GP Investors II LP), and Quadrangle GP Investors II LP (as the general partner of the QCP II Funds) may be deemed to beneficially own the aggregate 12,763,360 Shares, or approximately 19.3% of the outstanding Shares.  The above ownership percentages are based on the number of outstanding Shares as disclosed in the Issuer’s prospectus supplement dated February 16, 2011.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not held directly by such Reporting Person.

(b)

QCP GP Investors II LLC

(i)	Sole power to vote or to direct the vote:	12,763,360
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	12,763,360
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors II LP

(i)	Sole power to vote or to direct the vote:	12,763,360
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	12,763,360
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II LP

(i)	Sole power to vote or to direct the vote:	11,103,652
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	11,103,652
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Select Partners II LP

(i)	Sole power to vote or to direct the vote:	297,041
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	297,041
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II-A LP

(i)	Sole power to vote or to direct the vote:	1,323,042
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,323,042
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)

Please see Item 4, which is hereby incorporated by reference. Except as set forth in Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction since December 20, 2010, the most recent filing on Schedule 13D by the Reporting Persons with respect to the Shares.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The QCP II Funds are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the QCP II Funds are entitled to designate up to three members of the Company’s board of directors and that the General Atlantic Entities are entitled to designate up to three members of the Company’s board of directors and requires that the QCP II Funds and the General Atlantic Entities vote their respective Shares in favor of such designees.  The Shareholders Agreement also contains provisions restricting the transfer of the Issuer’s securities and provides each of the QCP II Funds and the General Atlantic Entities with demand registration rights.  The Shareholders Agreement is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

Given the terms of the Shareholders Agreement, the Reporting Persons together with the General Atlantic Entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 31,235,133 Shares, or 47.3%, of the Issuer’s total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the QCP II Funds and Quadrangle GP Investors II LP).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, the General Atlantic Entities and certain management shareholders named therein. (1).

Exhibit B:  Joint Filing Agreement, dated as of February 29, 2008. (2)

Exhibit C:  Underwriting Agreement, dated as of February 16, 2011, among the Company, the stockholders named on Schedule A thereto, and Jefferies & Company, Inc., acting on behalf of itself and as representative of the underwriters named on Schedule B thereto. (3)

Exhibit D.  Lock-up Agreement of Quadrangle GP Investors II LP, dated as of February 15, 2011.

Exhibit E.  Lock-up Agreement of Quadrangle Capital Partners II LP, dated as of February 15, 2011.

Exhibit F.  Lock-up Agreement of Quadrangle Select Partners II LP, dated as of February 15, 2011.

Exhibit G.  Lock-up Agreement of Quadrangle Capital Partners II-A LP, dated as of February 15, 2011.

Exhibit H. Waiver of Lock-up Agreement, dated as of February 15, 2011.

(1) Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on February 29, 2007.

(2) Incorporated by reference to the Schedule 13D.

(3) Incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on February 17, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2011

QCP GP INVESTORS II LLC

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, its General Partner

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, its General Partner

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, its General Partner

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal